

Mail Stop 3030

July 11, 2017

<u>Via E-mail</u>
Jeff T. Wilson
Chief Financial Officer
Visualant, Inc.
500 Union Street, Suite 810
Seattle, WA   98101

> **Re:** **Visualant, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed January 13, 2017**
> **File No. 001-37479**

Dear Mr. Wilson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery